July 23, 2024

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Juan Grana
Jane Park

Re:	IMAC Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Response dated June 25, 2024
File No. 001-38797

Dear Mr. Grana and Ms. Park:

This letter sets forth the response of IMAC Holdings, Inc. (“IMAC” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated July 11, 2024 (the “Comment Letter”), with respect to the above-captioned Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). We have included your comments in italics for reference.

Preliminary Proxy Statement on Schedule 14A filed June 6, 2024

General

1. We note your response to prior comment 1. While we do not have any further comments at this time regarding your response, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your analysis or response with respect to this matter.

RESPONSE: We hereby confirm our understanding that the Staff’s decision not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with our analysis or response with respect to this matter.

Securities and Exchange Commission

July 23, 2024

If you require any further information or have additional questions, please contact me at (818) 613-0151 or our counsel, Carol W. Sherman of Kelley Drye & Warren LLP, at (212) 808-5038.

Sincerely,

/s/ Faith Zaslavsky

Faith Zaslavsky
Chief Executive Officer

cc:	Carol W. Sherman